Exhibit 99.1 Pioneering science for patient choice July 2022 © 2022 © 2022

Disclaimer This Presentation may contain certain “forward‐looking statements” within the meaning of the federal securities laws that involve substantial risks and uncertainties. All statements contained in this Presentation that do not relate to matters of historical fact should be considered forward-looking statements including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to, the expected timing, progress, or success of our clinical development programs especially for PHVS416 and PHVS719 which are in mid-stage clinical trials, risks associated with the COVID-19 pandemic which may adversely impact our business, nonclinical studies, and clinical trials, the timing of regulatory approvals, the value of our ordinary shares, the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719, or any other product candidate that we may develop in the future, our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates, our ability to compete in the pharmaceutical industry and with competitive generic products, our ability to market, commercialize and achieve market acceptance for our product candidates, our ability to raise capital when needed and on acceptable terms, regulatory developments in the United States, the European Union and other jurisdictions, our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others, our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws, our ability to successfully remediate the material weakness in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting, changes in general market, political and economic conditions, including as a result of the current conflict between Russia and Ukraine, and the other factors described under the headings Cautionary Statement Regarding Forward-Looking Statements and Item 3. Key Information--D. Risk Factors in our Annual Report on Form 20-F and other periodic filings with the Securities and Exchange Commission. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and the Company’s own internal estimates and research. While the Company believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. © 2022 2

Pharvaris: Fulfilling an unmet need in the treatment of hereditary angioedema (HAE) and other bradykinin-mediated diseases Competitive product profile Large market opportunity Strong fundamentals Convenient, orally available, small Large global HAE market: Novel lead series with strong IP (primary molecule targeting the validated >$2 billion with predicted 9% CoM granted in multiple territories; initial term bradykinin B2 receptor pathway to 2038); FDA orphan drug designation CAGR over 5 years Clinical proof-of-mechanism with Potential portfolio expansion into World-wide operations: the Netherlands, USA, superior potency and duration other BK-mediated angioedema and Switzerland (headquarters) against surrogate endpoint, when and diseases through B2-receptor Strong financial position; cash runway into compared to icatibant pathway expertise 1Q24: €194.8 million as of March 31, 2022 Favorable PK/PD profile supporting Experienced management team with both on-demand and prophylactic successful track record in HAE drug design treatment; Phase 2 studies and development underway © 2022 3

Experienced management with deep expertise in development and rare diseases Includes the leaders behind Berndt Modig Anne Lesage, Ph.D. Morgan Conn, Ph.D. Wim Souverijns, Ph.D. the discovery, Chief Community Engagement Chief Early Development Officer Chief Business Officer Chief Executive Officer and Commercial Officer development, and approval of Firazyr® (icatibant), and a key member of the Takhzyro® (lanadelumab) Joan Schmidt Jochen Knolle, Ph.D. Peng Lu, M.D., Ph.D. Anna Nijdam development Chief Legal Officer Chief Scientific and Operating Officer Chief Medical Officer Principal Accounting Officer team © 2022 4

Hereditary Angioedema (HAE) © 2022 © 2022

HAE is a rare, life-long condition characterized by attacks of swelling § Rare and potentially life-threatening genetic condition § 1:10,000 to 1:50,000 Individuals affected by HAE globally ‒ At least 6,600 people living with HAE in the U.S. ‒ At least 8,900 people living with HAE in Europe ‒ Globally, under-diagnosed/treated Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545 © 2022 6

HAE attacks are unpredictable, debilitating and potentially lethal Annual attacks (overall) Attacks are unpredictable in frequency, location, timing, and severity 40% Median: 14 attacks/year • Females: 19 (range: 2-165 attacks/y) • Males: 9 (range: 1-42 attacks/y) § Multiple types of triggers 30% § If untreated, attacks last multiple days 20% § Attacks are commonly painful, leading to hospitalization or multiple sick days 10% § Half of people living with HAE experience a potentially life-threatening laryngeal 0% 0 1-5 6-11 12-24 >24 attack at least once in their lifetime Nordenfelt et al, Acta Derm. Venereol 2016: 96: 540-545 © 2022 7 Patients reporting

The swelling of an HAE attack is caused by excess levels of bradykinin: PHA121 is designed to block signaling by bradykinin Most genetic causes lead to elevated levels of bradykinin Busse 2020 J Allergy Clin Immunol Pract HMWK: high-molecular-weight kininogen; cHMWK: cleaved high-molecular-weight kininogen © 2022 8

People living with HAE actively switch products seeking improvement in efficacy, safety/tolerability, and convenience 1 2 3 … but safety & tolerability … while convenience has Efficacy is patients’ are pushing patients to become a key driver for prime concern … explore alternatives … patient preference People living with HAE desire HAE therapy that can deliver on ALL fronts Source: Company research © 2022 9

HAE is a valuable, growing market Kalbitor; $38 ; 1% Ruconest; $199 ; 8% icatibant; $68 ; 3% Firazyr; $255 ; 11% Takhzyro; $854 ; 36% FY2021 § Estimated $2.4B global sales ($M) HAE sales for 2021 Berinert; $334 ; 14% § Estimated 15% CAGR est. 2021-2028 Orladeyo; $123 ; 5% est. Haegarda; $337 ; 14% Cinryze; $186 ; 8% SC oral IV Source: Quarterly filings (NYSE: TAK; NASDAQ: BCRX, PHAR); EvaluatePharma; company research © 2022 10 CONFIDENTIAL - board materials

Product Strategy © 2022 © 2022 11

On-demand and prophylaxis: Developing two oral products utilizing the same active ingredient PHA121 PHVS416 PHVS719 Softgel capsule formulation Extended-release tablet formulation Enabled by Enabled by colonic absorption rapid absorption in the stomach Potential to provide fast, easy, and reliable Aim to maintain compound exposure to symptom relief for all attacks prevent attacks, for easy and effective control © 2022 12

Wholly-owned pipeline focused on bradykinin B2 receptor mechanism Candidate Discovery Preclinical Phase 1 Phase 2 Phase 3 Next Milestone Indication PHA121 Phase 2 topline data PHVS416 in 4Q22 On-demand HAE (RAPIDe-1 trial) Phase 2 topline data PHVS416 in 1Q23 HAE Prophylaxis (CHAPTER-1 trial) (PoC) PHVS719 Phase 3 readiness HAE Prophylaxis PHAxxx undisclosed © 2022 13 PHA121 API XR Tablet Softgel Capsule Solution

Programs © 2022 © 2022

Pharvaris compounds are potent, orally available competitive inhibitors of the bradykinin B2 receptor

Competitive antagonism of bradykinin-induced contraction
(human umbilical vein preparation)



Icatibant
100
75
50
25
0
contractile effect (% maximum)
Increasing antagonist concentration
vehicle (12)
10 nM (14)
100 nM (12)
1 µM (12)
10 µM (12)
pA2 8.7 nM
10-9 10-8 10-7 10-6 10-5 10-4
[BK] (M)



PHA121
100
75
50
25
0
contractile effect (% maximum)
Increasing antagonist concentration
vehicle (13)
1 nM (12)
10 nM (14)
100 nM (13)
1 µM (13)
10 µM (13)
pA2 0.35 nM
10-9 10-8 10-7 10-6 10-5 10-4
[BK] (M)

PHA121 is 25-fold more potent than icatibant at the endogenous human B2 receptor

Lesage et al, Frontiers in Pharmacology 2020, doi: 10.3389/fphar.2020.00916; ; Lesage et al, Int. Immunopharmacology 2022, doi.org/10.1016/j.intimp.2022.108523

PHARVARIS

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PHA121 PK/PD in humans © 2022 © 2022

PHA121 was well tolerated in Phase 1 SAD and MAD trials 1 mg PHA-022121 fasted 1000 PHA121 (oral solution) 2 mg PHA-022121 fasted 4.5 mg PHA-022121 fasted 100 12 mg PHA-022121 fasted § No clinically significant changes were 22 mg PHA-022121 fasted 10 observed for physical exams, vitals, ECG, and 40 mg PHA-022121 fasted safety lab assessments 1 § No SAEs or severe AEs were reported with 0.1 no treatment discontinuations 0.01 0 12 24 36 48 60 § Most AEs observed were of mild severity Time (h) § Total incidence of AEs was similar between active and placebo groups § Approximately dose-proportional PK with single and multiple oral doses § No clear differences for AE patterns between different dosing regimens vs. placebo § Half-life approximately 3.4-5.6 hours (approximately three-fold longer than icatibant) https://epostersonline.com/acaai2020/node/1384 © 2022 17 Plasma concentrations of PHA-022121 (ng/mL)

Phase 1 pharmacokinetics offer options for development Multiple-dose C trough (Day 10, BID with food) 250 Food effect on single dose 250 45 40 22 mg PHA121 35 200 200 (fasted) 30 22 mg PHA121 25 (HCHF meal) 150 150 20 22 mg PHA121 (standard meal) 15 EC85 10 100 100 5 0 12 mg 22 mg 33 mg 50 50 BID BID BID EC EC 85 85 0 0 0 4 8 12 16 20 24 0.00 0.50 1.00 15 Time (h) Time (h) min Surpasses target exposure (EC ) When dosed BID with food, exposure 85 within 15 minutes maintained above target levels, steady state under both fasted and fed status reached within 72 hours https://epostersonline.com/acaai2020/node/1384; https://ir.pharvaris.com/static-files/81a9499d-0769-4b89-8ecd-8ace5ca521d3 © 2022 18 Plasma concentrations of PHA121 (ng/mL) Plasma concentrations of PHA-022121 (ng/mL) PHA121 C plasma exposure trough (mean, ng/mL)

Inhibition of bradykinin-induced hemodynamic effects is a validated surrogate assessment


Bradykinin (BK)
BP
HR

- In healthy volunteers, pre-dosing a bradykinin-B2-receptor antagonist blocks the hemodynamic effects of bradykinin
  - Bradykinin effects restored as single-dose eliminated
- Used to select clinical dose in the original icatibant development program, as reviewed by FDA and EMA

- Icatibant's clinical dose, established with the BK challenge, has demonstrated successful resolution of HAE attacks in randomized clinical trials and over 10 years of data post-approval
  - Icatibant Outcome Survey: Longitudinal survey over 10 years; more than 5000 HAE attacks treated with 30 mg SC


Proportion of attacks treated
One dose
93.1%
Two doses
6.0%
Three or more
0.9%

https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf; Maurer et al 2020: Long-term effectiveness and safety of icatibant for the on-demand treatment of hereditary angioedema attacks: 10 years of the icatibant outcome survey (EAACI Poster #1118, June 6-8, 2020): https://clinicaltrials.gov/ct2/show/NCT01034969

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In preclinical in vivo studies, oral PHA121 inhibits challenge by bradykinin with longer duration and faster onset than SC icatibant https://education.aaaai.org/sites/default/files/L37%20Lesage_1.pdf © 2022 20

In healthy volunteers, oral pre-treatment with PHA121 blocks the effect of bradykinin-induced hemodynamic changes


PHA121 or placebo (po)
Bradykinin (BK)
BK
BK
BK
BK
BK
Predose
0
+1
+4
+8
+12
+24
hours
Predose
+1 h (post- dose)
Systolic BP
Mean Arterial BP
Diastolic BP
BK
BK

PK/PD modeled using a nonlinear mixed-effect E_{max} model comparing effect (inhibition of the baseline, average-to-peak) to PK (two-compartment model, first-order oral absorption)

EC_{50} (ng/mL)	2.4
EC_{85} (ng/mL)	13.8

Potency ~4x higher than icatibant (published data)


Icatibant, SC 2x30 mg Q6h
PHA-022121, 22 mg PO
PK (exposure)
time [h]
PD (effect)
PHA121, PO 22 mg
Icatibant, SC 2x30 mg Q6h
time [h]

A **single** PHA121 dose predicted to provide **similar PD effect** as two injections of icatibant

https://epostersonline.com/acaai2020/node/1369; https://doi.org/10.1016/j.jaci.2019.12.094; https://www.accessdata.fda.gov/drugsatfda_docs/nda/2011/022150Orig1s000ClinPharmR.pdf

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PHVS416/On-Demand Softgel capsule formulation of PHA121 © 2022 © 2022

HAE RAPIDe-1 study: Treating patients on-demand for acute attacks in Type 1 or 2 HAE



Study Site
Home Treatment
Non-attack
Attack 1
Attack 2
Attack 3
Screening Period
Randomization
PHA121 (10 mg)
PHA121 (20 mg)
PHA121 (30 mg)
PHVS416
placebo

- Primary objective: to evaluate angioedema symptom relief within four hours in acute attacks of patients with HAE type 1 or 2
- Placebo-controlled, three doses
- Primary endpoint: ΔVAS-3 at 4hr post-dose
  - VAS, MSCS, TOS will be assessed up to 48 hr post-dose
- Enrollment target achieved; 72 HAE patients enrolled from ~30 sites in US, Canada, Europe, Israel, and UK
- Topline data anticipated 4Q22

www.hae-rapide.com; https://clinicaltrials.gov/ct2/show/NCT04618211; https://hae-rapide.us/; https://www.clinicaltrialsregister.eu/ctr-search/search?query=2020-003445-11

VAS: visual analogue score; MCSC: mean symptom complex severity; TOS: treatment outcome score

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On-Demand: PHVS416 aims to provide clear differentiation for efficacy and convenience

Clinical data	PHVS416	icatibant	sebetralstat	berotralstat	BERINERT®	RUCONEST®	KALBITOR®
FDA Approval	*(Phase 2)*	2011	*(Phase 3)*	*(EOP2, dropped)*	2009	2014	2009
Mechanism	B2R	B2R	pKi	pKi	C1INH	C1INH	pKi
Dose	≤30 mg	30 mg	1-2x300 mg	750 mg	20 IU/kg	50 IU/kg	3x10 mg
Form	Soft capsule	SC	Tablet	Oral, suspension	IV (10 mL/2.5 min)	IV (14 mL/5 min)	SC, 3 doses
Storage	Room temp	Room temp	Room temp		Room temp	Room temp	Fridge
Administered	Patient	Patient	Patient	Patient	Patient	HCP/Patient	HCP
Time to 2x IC50	<15 min		10 min	<30 min	48 min		
Half-life (h)	3.4-5.6	1.4	~2	93	18	2.5	2
Single-dose resolution		93%		64%	80-89%%	90%	67-86%
Rescue or re-dose?		7%^{5d}	21%^{24h}	30%^{24h}	11-20%	11%	14-33%
Initial relief (h)		0.8-1.5^{VAS}	1.6^{PGI-C}/6^{VAS}	5	0.25	1.5^{PGI-C}	--
50% VAS reduction (h)		2	6	8	--	3.5	--
Almost-complete symptom relief (h)		8		23	8.4	--	--
Side effects		Injection site reaction		Nasopharyngitis, diarrhea, headache	Thromboembolic events	Headache, rabbit allergy	Anaphylaxis, pruritus, rash, nausea

Source: Firazyr, Ruconest, Kalbitor prescribing information; Pharming release 2018-12-07; BioCryst release 2018-09-04; Kalvista corporate presentation 2021-02-09; https://www.clinicaltrials.gov/ct2/show/NCT05259917; Lumry 2013 Allergy Asthma Proc. 34(2), 155-161; EAACI 2020 Poster #1118; Zanichelli et al, C1 Inhibitor Workshop 2021 (https://www.kalvista.com/sites/default/files/presentations/zoom_0.mp4)

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PHVS719/Prophylaxis Extended-release tablet formulation of PHA121 © 2022 © 2022

Data from prophylactic proof-of-concept study (PHVS416) and PHVS719 tablet PK to enable Phase 3 development Candidate Phase 1 Phase 2 Phase 3 Indication PHVS416 Utilizing the food effect observed in Phase 1, PK/PD modeling Data 1Q23 Prophylaxis HAE suggests that twice-daily dosing of PHVS416 can maintain (PoC) PHA121 exposure >EC 85 PHVS719 Data 1Q22 Prophylaxis HAE © 2022 26 XR Tablet Softgel

HAE CHAPTER-1 study enrolling: Prevention of attacks in HAE (proof of concept with PHVS416 softgel capsule) § Primary objective: assessing safety and efficacy of 12 WEEKS PHA121 in preventing HAE attacks in patients with HAE type 1 or type 2 Placebo BID: 2 placebo capsules • Placebo-controlled, 3 parallel arms, two doses • Includes open-label extension; cleared FDA review period of long-term non-clinical toxicology and safety data PHA121 BID: 1 PHVS416 capsule, 20 mg/day 1 placebo capsule § Primary endpoint: Number of investigator-confirmed (10 mg BID) HAE attacks PHA121 • Secondary endpoints include moderate or severe HAE 40 mg/day BID: 2 PHVS416 capsules attacks, HAE attacks requiring acute treatment (20 mg BID) § 30 HAE patients in US, Canada, Europe, Israel, and UK BID dosing after meals across 29 sites § Topline data anticipated 1Q23 https://clinicaltrials.gov/ct2/show/NCT05047185, https://haechapter-1.com/ © 2022 27 Screening Period Randomization

PHVS719 single-dose PK study demonstrates QD potential Mean plasma concentration time profile § PHVS416 and PHVS719 well tolerated 200§ No SAEs or severe TEAEs PHVS416 capsule (2x10mg), fasted § PHVS416 rapid exposure confirmed § Exceeding EC85 within 15 minutes PHVS719 tablet (40 mg), fed§ PHVS719 extended release demonstrated: maintained exposure above EC85 for >24h with and without food 100 § Similar AUC24h as 20 mg BID PHVS416 with PHVS719 tablet (40 mg), fasted food (one of CHAPTER-1 doses) EC 85 0 0 6 12 18 24 30 36 42 48 Time (h) © 2022 28 [PHA121] mean (ng/mL)

Prophylaxis: PHVS719 aims to combine efficacy and convenience compared to approved therapies and oral pipeline

	PHVS719	KVD824	ORLADEYO®	TAKHZYRO®	HAEGARDA®	CINRYZE®
FDA Approval	***(Phase 1/2)***	***(Phase 2)***	**2020**	2018	2017	2008
Mechanism	**B2R**	**pKi**	**pKi**	pK mAb	C1INH	C1INH
Dose	***40 mg (est.)***	**1-3x300 mg**	**150 mg, 110 mg**	300 mg	60 IU/kg	1000-2500 IU
Form	**XR tablet**	**Delayed-release tablet**	**Hard capsule**	SC, 2 mL	SC, 6 mL	IV, 10-25 mL
Storage	**room temp**		**room temp**	fridge	room temp	fridge/room temp
Frequency	**Once daily**	**Twice daily**	**Once daily**	Semi-monthly	Semi-weekly	Semi-weekly
Attack reduction (mean)			**44%**	87%	84%	84.5%
≥50% reduction			**58%**	100%	90%	
≥70% reduction			**50%**	89%	83%	
≥90% reduction			**23%**	67%	58%	
Patients, attack-free (study)			**--**	44% (77-87% SS)	40%	
Steady-state	***~2 d (est.)***	***~3 d (est.)***	**6-12 days**	10 weeks	*~14 d (est.)*	*~7 d (est.)*
Side effects			**GI effects, QTc on higher doses, moderate DDI**	injection-site reaction	Injection-site reaction, thromboembolic events	Headache, nausea, thromboembolic events

Source: Takhzyro, Haegarda, Cinryze, Orladeyo prescribing information; Aygoren-Pursun 2018. NEJM 379(4), 352-62; ICER 2018 Final Evidence Report – Long-Term Prophylaxis in HAE; Kalvista corporate presentation March 2022 (https://ir.kalvista.com/static-files/edd489dd-70b7-4648-944f-76fe17d66842), https://clinicaltrials.gov/ct2/show/NCT05055258

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Pharvaris poised for multiple milestones HAE On-Demand HAE Prophylaxis (type 1 and type 2) (type 1 and type 2) RAPIDe-1 Ph2 topline data CHAPTER-1 Ph2 topline data PHVS416 soft capsule (anticipated 4Q22) (anticipated 1Q23) ü Ph1 SD PK demonstrates PHVS719 XR tablet -- once-daily potential Financially strong: €201 million cash (Jun 30, 2022) provides runway through 1Q24 © 2022 30

Nasdaq: PHVS © 2022 © 2022